Notice of Exempt Solicitation

NAME OF REGISTRANT: Comcast Corporation

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 13 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2023 Annual Meeting. *Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

May 11, 2023

Dear Comcast Corporation Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 10 on the proxy card, which asks the Company to report on the congruency of Comcast’s political and electioneering spending against publicly stated company values, with the following request:

RESOLVED: Shareholders request that Comcast publish a report, at reasonable expense, analyzing the congruence of the Company’s political and electioneering expenditures during the preceding year against publicly stated company values and policies, listing and explaining any instances of incongruent expenditures, and stating whether the Company has made, or plans to make, changes in contributions or communications to candidates as a result of identified incongruencies.

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	Comcast has shown a pattern of political contributions that appears to be substantially misaligned with the Company’s publicly stated company values, and its own contributions’ criteria.

Comcast is one of the nation’s large corporate political contributors. The Proponent of this proposal does not expect that every recipient of Comcast’s donations will stand in 100% alignment with the Company’s aspirations, but has discerned a pattern over time of substantial misalignment with key values that is greatly concerning. The Proponent believes that these misaligned political contributions help enable the enactment of public policies that undermine Comcast’s goals. The proposal cites several examples of apparent incongruities between the Company’s values and those of its political contribution recipients. The Proponent recognizes that their definition of misalignment may differ from the Company’s; should Comcast conduct its own misalignment analysis as called for in the resolved clause, its own definition would prevail.

Comcast states in its Statement on Political and Trade Association Activities (last updated April 5, 2023) that the Company supports candidates who support policy positions aligned with its business interests, but also lists some additional contributions’ criteria including candidates that “support policies that make it easier to hire and retain a skilled workforce with good pay and benefits” and “respect democracy and the rule of law.” 1

As the proposal notes, it appears the Company has violated these values and its stated contributions’ criteria through its political activities, outlined below:

•	Democracy: Within Comcast’s Statement on Political and Trade Association Activities, the Company states that it supports candidates that “respect democracy and the rule of law.” However, it appears that Comcast continues to support politicians who advanced the fictitious stolen election narrative that led to the violent events of January 6, 2021. In the aftermath of the January 6 riots, Comcast said they would suspend political donations entirely or specifically cut off politicians who stated that the election was stolen.[2] Despite that commitment, Accountable.US identified that Comcast has given at least $100,000 to election objectors through their corporate PAC.[3] Additionally, Comcast contributed at least $315,000 to the Republican Attorneys General Association (RAGA), which sent robocalls to individuals urging them to attend the “March to Save America” that culminated in the attack on the Capitol.[4]

•	Reproductive Health Care: Despite the Company’s stated commitment to inclusion and local communities,[5] and its contributions’ criteria of supporting candidates who “support policies that make it easier to hire and retain a skilled workforce with good pay and benefits,” Comcast has contributed to political activity working to weaken reproductive health care.

In July 2022, the Supreme Court overturned the long-standing precedent established in Roe vs. Wade affirming a constitutional right to abortion, dramatically altering the legal landscape regarding abortion access in the United States. According to public records, Comcast has contributed at least 8 million dollars to political recipients working to weaken access to reproductive health care. Research shows that restricting reproductive health care ultimately hurts companies’ ability to attract and retain female talent within restrictive states (see below). Given this research, the impact of this political giving is in direct opposition to the Company’s criteria of supporting candidates that make it “easier to hire and retain a skilled workforce.”

It is evident that many of the Company’s political contributions, outlined above, are in violation of its stated values and contributions’ criteria, as interpreted by the Proponent. This Proposal asks the Company to complete the exercise of evaluating its political contributions against these stated values and contributions’ criteria, reassess when there are areas of identified incongruencies, and transparently disclose the results of this exercise to its shareholders.

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1 https://update.comcast.com/wp-content/uploads/sites/33/dlm_uploads/2023/04/Statement-on-Political-and-Trade-Association-Activities-April-5-2023.pdf

2 https://www.politico.com/news/2023/01/06/corporations-election-objectors-donations-00076668

3 Ibid.

4 https://www.usatoday.com/story/opinion/2021/01/19/corporate-spending-boosted-assault-on-capital-column/4160114001/

5 https://corporate.comcast.com/impact/values-integrity

2.	Inconsistencies in Comcast’s stated values and political contributions may pose significant risks to the Company’s business and reputation.

When Comcast does not adhere to its values and standards, it faces significant risk by investing in activities that could undermine Comcast’s business and reputation. The Company’s disregard for voting rights and the peaceful transfer of power could contribute to a denigration of the United States’s political economy that ultimately jeopardizes the Company’s business interests. Strengthening democracy is crucial to a business and overall economy’s ability to succeed.6,7,8

Likewise, Comcast is generously supporting politicians and political organizations whose dedication to undermining reproductive health care is likely to weaken the Company’s workforce and the talent pool at large. A growing body of research shows the negative impacts to business and the economy as a whole from restricted access to reproductive health:

-	The Institute for Women’s Policy Research estimates that reproductive health care restrictions cost state economies $105 billion per year by reducing labor force participation and increasing turnovers and time off rates.[9]

-	A Morning Consult national survey of 2,210 adults found that by a 2:1 margin, employed adults would prefer to live in a state where abortion is legal and accessible. The results skew higher for millennials and Gen Z.[10]

-	Another national survey of 3,500+ college-educated workers conducted in 2021 showed that majorities across gender, age, race, and ethnicity would be discouraged from taking a job in states that ban abortion, like Texas’ SB 8.[11]

Companies risk their reputations when their political spending appears to be misaligned with stated values. Investors and the wider public (on both sides of the political divide) have increased scrutiny of companies’ election-related spending. Two recent examples are worth noting.

In 2022, the Walt Disney Company faced the ire of its employees and many customers when it initially declined to take a strong stand against the Florida law known as “Don’t Say Gay.” Disney employees felt the need to stage a walkout and a week of internal protests to realign the Company’s actions with its stated values.

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6 Democracy accounts for a 6% boost to global GDP over 50 years. (https://www.weforum.org/agenda/2014/05/democracy-boost-economic-growth/)

7 Poor democracies do better than poor authoritarian regimes. (https://web.archive.org/web/20060628061201/http:/carnegiecouncil.org/viewMedia.php/prmTemplateID/9/prmID/5129)

8 Countries categorized as “free” or “partly free” outperform countries categorized as “not free.” (https://freedomhouse.org/article/democracy-good-business)

9 https://iwpr.org/costs-of-reproductive-health-restrictions

10 https://www.forbes.com/sites/maggiemcgrath/2022/05/07/these-are-the-us-companies-offering-abortion-related-benefits/?sh=50f2a78676ea

11 https://bit.ly/3F0JusI

Additionally, in March of this year, Walgreens was torn between a group of state attorney generals’ threats to not supply the abortifacient mifepristone to their states and pressure from customers’ resulting boycott. In caving to the AGs’ threats, Walgreens exposed how weak its commitment is to women’s health, which could have long lasting negative repercussions to reputation, brand, and sales.

In this environment of increased political scrutiny, a Company’s stated values provide an additional framework to adhere to when considering the positive and negative implications of a political contribution. To mitigate this risk, CPA’s-Zicklin’s Model Code of Conduct for Corporate Political Spending (which the Company itself referenced in its Opposition Statement) advises companies to “review the positions of the candidates or organizations to which it contributes to determine whether those positions conflict with the company’s core values and policies.”12 This exercise, and the requested report, will further protect the Company from business and reputational risks associated with misaligned political activity.

3.	Reporting on a Company’s political expenditures and values congruency is increasingly becoming a “best practice.”

With over 30 “values congruency” proposals filed in 2023 (see www.proxypreview.org), it is clear that companies will be facing similar questions from internal and external stakeholders in the years ahead. Ignoring the topic will not make it go away. The CPA’s Model Code of Conduct for Corporate Political Spending added a plank in 2021 calling for a congruency review to be considered by boards of directors, and the recently released Erb Principles for Corporate Political Responsibility calls for companies to:

[P]rovide transparency in their political activities, publicly reporting on their Corporate Political Responsibility oversight processes and policies, all direct political spending, spending through trade associations or other third parties influencing on their behalf, and any actions to address misalignments…. (Emphasis added).

Several companies have started to report on misalignment, illustrating that implementation of the proposal is feasible and welcomed by investors. CSX, Heidelberg and Woodside Energy have produced reports on trade association misalignment, and in 2023, it was announced that AT&T and Cigna, in response to similar shareholder proposals, will report aggregated information that will convey the extent to which their political contributions align with the company’s public policy and sustainability priorities.13,14

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12 https://www.politicalaccountability.net/wp-content/uploads/2022/06/CPA-Zicklin-Model-Code-of-Conduct-for-Corporate-Political-Spending.pdf

13 https://www.asyousow.org/press-releases/2023/4/3/att-commits-political-spending-transparency-for-shareholders-customers

14 https://www.cleanyield.com/cigna-commits-to-strengthening-transparency-of-political-contributions/

Response to Comcast’s Statement of Opposition

1.	Comcast’s public disclosure of political activities does not alleviate the need for the Company to assess and disclose political contributions’ alignment with stated Company values.

In the Board’s Opposition Statement, the Company references its “trendsetter” designation in the 2022 CPA-Zicklin Index to justify its refusal to provide the transparency and accountability requested by this Proposal. While the Proponent applauds Comcast’s enhanced disclosure around political contributions, this does not fulfill the request for the Company to evaluate its political activity alignment with Company values. In fact, in June 2022, the CPA publicly stated, “The Index does not make a value judgment on a company’s political spending or alignment with its publicly stated values.” The CPA released a one-page statement clarifying the purpose of the Index “in response to companies citing their Index scores as arguments in opposition to shareholder resolutions calling for lobbying disclosure or company reports on the alignment of their political spending with core values and positions.”15

The Proponent strongly endorses Comcast’s use of multiple criteria in its determination of whether to fund candidates. We also agree with the Company that complete alignment of values with political recipients is an unreasonable goal or expectation. Yet, it is not unreasonable to expect that a company should have processes in place to identify and respond if a legislator is consistently voting against its goals.

The requested report would provide greater accountability to shareholders by illuminating where the Company identifies misalignment and how it addresses it. Shareholders would benefit from knowing how often serious misalignment occurs, how the Company balances competing interests when making political contributions to candidates who are not in complete alignment, and whether alignment/misalignment increases or decreases over time.

2.	Comcast alludes to considering “other issues that impact customers and employees” in the contribution process outside of direct business interests, yet provides no insight into these issues or the vetting process.

In its Opposition Statement, Comcast recognizes that there are issues outside of business interests that impact stakeholders, and which the Company considers when making political spending decisions. Comcast states that the Governance and Corporate Responsibility Committee (GCR) evaluates “both the benefits and risks posed by our political spending” and that it monitors the position of trade associations to assess alignment with the Company. Yet, there is no transparency into how the Company is making these congruency decisions, nor does it appear there is regular monitoring of political expenditures outside of trade associations.

The Opposition Statement also states that political contributions are not “incongruent with the values that guide us as a company.” However, there is no evidence that Comcast has undertaken any review, as called for by this Proposal, to thoroughly assess alignment of political contributions. Again, the requested report would provide this insight into the additional issues that Comcast considers and assure shareholders that Comcast is appropriately monitoring and reassessing both trade association memberships and political spending.

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15 https://bit.ly/3Kc3SKp

Comcast can strengthen shareholder trust and mitigate future reputational and business risks by issuing a report that addresses the following questions:

-	On which of the Company’s priority issues is there greater and lesser alignment?

-	What were the consequences of misalignment? For example, did Comcast communicate to any or all of the identified recipients where it had identified areas of misalignment?

-	Did the Company request that the recipients reconsider their position on any issues?

-	Were future contributions conditioned upon greater alignment on any issues?

Conclusion

We believe a transparency report analyzing the congruency of Comcast’s political and electioneering expenditures against publicly stated company values and policies will help provide crucial corporate accountability and is in the long-term best interest of shareholders.

Please contact Julia Cedarholm at juliac@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Managing Partner

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 10 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.